UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 28, 2026

(Date of Report (Date of earliest event reported))

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Full mailing address of principal executive offices)

(415) 404-9888

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

Dismissal of Independent Accounting Firm

AtomBeam Technologies Inc.’s (the “Company”) Board of Directors dismissed Forvis Mazars, LLP (“Forvis Mazars”) as its independent accounting firm on September 28, 2026. Forvis Mazars issued unqualified opinions on the Company's financial statements for the years ended December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and December 31, 2024, and the subsequent interim period preceding such dismissal, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Forvis Mazars on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Forvis Mazars’s satisfaction, would have caused Forvis Mazars to make reference to the matter in their report, and (ii) except as described below, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K):

•	During the audit of the Company’s financial statements for the year ended December 31, 2025 and 2024, Forvis Mazars advised the Company that its internal control over financial reporting was not effective as of December 31, 2025 and 2024 due to material weaknesses related to the Company’s control environment, monitoring activities, and record keeping. The Company’s Board of Directors discussed the subject matter of the material weakness with Forvis Mazars. The Company has authorized Forvis Mazars to respond fully to the inquiries of Armanino concerning the subject matter of this reportable event.

The Company has provided Forvis Mazars with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Forvis Mazars agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Forvis Mazars’ letter, dated October 2, 2026, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Appointment of Independent Accounting Firm

On September 28, 2026, the Board ratified and approved the Company’s appointment of Armanino LLP (“Armanino”) as the Company’s new independent registered public accounting firm for the year ended December 31, 2026. During the two fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period from January 1, 2026 through September 9, 2026, neither the Company nor anyone acting on its behalf has consulted with Armanino regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Armanino concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Exhibit Index

Exhibit No.	Description of Exhibit
9.1	Letter from Forvis Mazars

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: October 2, 2026